EXHIBIT (a)(14)


                   IN THE UNITED STATES COURT OF APPEALS
                           FOR THE THIRD CIRCUIT

===========================================================================

                           NOS. 98-1881, 98-1882

===========================================================================

                 ALLIEDSIGNAL INC., A DELAWARE CORPORATION,
                                 APPELLANT

                                     V.

               AMP INCORPORATED, A PENNSYLVANIA CORPORATION,
                                  APPELLEE

===========================================================================

               ALLIEDSIGNAL INC., A DELAWARE CORPORATION, AND
            PMA ACQUISITION CORPORATION, A DELAWARE CORPORATION,
                                 APPELLANT

                                     V.

               AMP INCORPORATED, A PENNSYLVANIA CORPORATION,
                                  APPELLEE

===========================================================================

              ON APPEAL FROM THE UNITED STATES DISTRICT COURT
                  FOR THE EASTERN DISTRICT OF PENNSYLVANIA
                        CIVIL ACTION NO. 98-CV-4405
                        CIVIL ACTION NO. 98-CV-4058

===========================================================================

                          APPELLANTS' REPLY BRIEF

===========================================================================

SCHNADER HARRISON                                 DECHERT PRICE & RHOADS
  SEGAL & LEWIS                                   MARY A. MCLAUGHLIN
ARLIN M. ADAMS                                    GEORGE G. GORDON
1600 MARKET STREET, STE. 3600                     4000 BELL ATLANTIC TOWER
PHILADELPHIA, PA 19103                            1717 ARCH STREET
(215) 751-2000                                    PHILADELPHIA, PA  19103
(215) 751-2205 FACSIMILE                          (215) 994-4000
                                                  (215) 994-2222 FACSIMILE

                             TABLE OF CONTENTS


INTRODUCTION...............................................................1


I.    THIS COURT HAS JURISDICTION OVER ALL CLAIMS IN THIS APPEAL...........3


II.   THE DISTRICT COURT ERRED IN ENJOINING THE PENDING ELECTION OF
      DIRECTORS UNTIL ALLIEDSIGNAL MADE ADDITIONAL DISCLOSURES.............5

      A.    Both AMP and the District Court Ignore Controlling Federal
            Disclosure Law.................................................5

      B.    AMP's Lengthy Discourse on Pennsylvania Common Law Fails
            to Address the District Court's Fundamental Misreading of
            the PBCL.......................................................7

      C. The District Court Failed and, Indeed Refused, to Consider the Irreparable Harm Caused by the Injunction to AlliedSignal..9


III.  THE AMP NONREDEMPTION AND NULLIFICATION PROVISIONS ARE CONTRARY
      TO PENNSYLVANIA LAW AND SHOULD HAVE BEEN ENJOINED BY THE
      DISTRICT COURT......................................................11

      A.    AlliedSignal's Consent Solicitation Proposals are Authorized
            By the PBCL, AMP's Articles of Incorporation, and AMP's
            Bylaws and Therefore the District Court's Reason for
            Refusing to Enjoin The Amendments to the Poison Pill Was
            Contrary to Law...............................................12

            1.    AMP Cannot Refute that The Nominee Election Proposals
                  Are Lawful; The District Court's Basis for Refusing
                  to Enjoin the AMP Nonredemption Provision Is
                  Therefore Invalid.......................................12

            2.    AMP Has Not Refuted that AlliedSignal's Shareholder
                  Rights Proposal is Expressly Authorized by
                  Pennsylvania Law........................................12

      B.    The Nonredemption and Nullification Provisions Are Illegal
            As Beyond the Power of a Board of Directors to Enact and
            are Impermissible Attempts to Punish Shareholders for
            Exercising their Voting Rights................................15

            1. AMP's Nonredemption and Nullification Provisions are Illegal Restrictions on a Future Board's Power and
                  Responsibilities Under the PBCL.........................16

            2.    AMP's Nonredemption and Nullification Provisions are
                  Illegal Restrictions on the Shareholder Franchise.......20

      C.    Equitable Relief Is Appropriate Against the Nonredemption
            and Nullification Provisions..................................23

CONCLUSION................................................................25

                                INTRODUCTION

          The brief for appellee AMP Incorporated ("AMP") fails to address directly many of the substantive legal issues raised in this appeal by AlliedSignal Inc. and PMA Acquisition Corp. (collectively "AlliedSignal"). Entire pages of AMP's brief set forth legal principles that AlliedSignal concedes in its Opening Brief -- that directors owe a duty of loyalty to the company on whose board they serve; that in Pennsylvania directors owe fiduciary duties to their corporation not their shareholders; and that provisions of the Pennsylvania Business Corporations Law ("PBCL") give Pennsylvania boards of directors the right to adopt shareholder rights plans and fix their terms.

          AMP also seeks to avoid sober legal analysis by cloaking ordinary business transactions with sinister-sounding names. Thus AlliedSignal's consent solicitation becomes an "end run" and its tender offer a "stalking horse"; the decision not to commence a tender offer when the AMP board refused to redeem the poison pill becomes a "bait and switch" scheme; and the proposal submitted for a shareholder vote to add new directors becomes "board packing."

          In the end, AMP's brief does not come to grips with the fundamental issue of corporate governance that underlies each of the rulings on appeal: where does the discretionary power of the directors of a Pennsylvania corporation end and the right of the shareholders to chart the corporation's course begin? AlliedSignal does not contest that the anti-takeover provisions of the PBCL give directors broad powers, perhaps as broad as those granted by any state, to defend against unsolicited take-over offers, nor that there is a presumption that decisions of the board of directors in a take-over context are in the best interests of the corporation.

          But that discretion is not unlimited. First, the directors are not entitled to the presumption that their actions are in the corporation's best interests if there is a breach of fiduciary duty, lack of good faith or self-dealing. Second, the anti-takeover provisions themselves recognize that the shareholders can approve steps that are part of a take-over effort, even if the directors have declared that the take-over is not in the best interests of the corporation. Finally, and most importantly, the directors ultimately serve at the pleasure of the shareholders. There can be no question that, if the shareholders disagree with a director's position on a proposed take-over, the shareholders have the right to vote the director out of office.

          Thus, the essential premise of AMP's position is wrong. Shareholders are not bound for all purposes by the directors' decision that a take-over bid is inadequate or not in the best interests of the company. If the shareholders disagree and want to pursue a merger, they have certain statutory rights to achieve that goal, despite the directors' opposition. Those rights include the right to elect directors of their choice.

          AMP's effort to portray AlliedSignal as the "evil" hostile raider ignores that the shareholders may welcome the take-over. In fact, in this situation we know that shareholders holding 72 percent of AMP's outstanding shares wanted to sell their shares for $44.50 in cash, an opportunity that is available to them only from AlliedSignal. While AlliedSignal's attempt to acquire control of AMP may be "hostile" to AMP's incumbent directors, it definitely is not hostile to the shareholders.

          AlliedSignal is not asserting in this case that the AMP directors have breached their fiduciary duty. AlliedSignal is arguing that the AMP directors have exceeded the authority granted to them by the PBCL and AMP's articles of incorporation and have encroached on the rights of the shareholders. While the "parties" to this appeal are AMP and AlliedSignal, the shareholders, as the owners of the corporation (including AlliedSignal which is now AMP's largest shareholder) have fundamental rights that the AMP directors cannot ignore or impair.

          AMP makes much of the differences between the corporate laws of Delaware, New Jersey and New York and the corporate laws of Pennsylvania as part of its desire to ignore precedent in those jurisdictions. While there are important differences between those states and Pennsylvania in the reach and scope they give to corporate directors, there is no difference in the fundamental principle of corporate governance at issue here. In all of these states, including Pennsylvania, the shareholders have the right to chart the course of the corporation through their unfettered right to elect directors of their choice.

I.   THIS COURT HAS JURISDICTION OVER ALL CLAIMS IN THIS APPEAL

          AMP refers throughout its brief to three possible defects in the Court's jurisdiction. First, AMP argues that the Court does not have jurisdiction to review that part of the district court's October 8 Order that entered a declaratory judgment that AlliedSignal's Shareholder Rights Proposal is unlawful. (AMP Br. at 1). Second, AMP argues that "there is not currently an effective appeal" in Civil Action No. 4405 "because AMP filed a Rule 59(e) motion on October 12, 1998, and, as yet (as far as AMP is aware), no order has been entered on that motion." (AMP Br. at 1 n.1). AMP also points out that it has filed a second Rule 59(e) motion, though it states that it "does not believe that the [second Rule 59(e)] motion affects appellate jurisdiction." (AMP Br. at 1 n.1). And third, AMP argues that, "[o]bviously, if the district court concludes that AlliedSignal has complied with the injunction, its appeal as to the injunction will be moot." (AMP Br. at 6 n.3). For the reasons that follow, this Court has jurisdiction over all of the issues presented in AlliedSignal's appeal.

          First, contrary to AMP's assertion, the Court has jurisdiction to review the entry of summary judgment on AMP's claim that AlliedSignal's Shareholder Rights Proposal is unlawful. Although that entry of summary judgment is interlocutory, the district court's denial of AlliedSignal's request for injunctive relief in Civil Action No. 4058 was premised, in critical part, on the district court's conclusion that AlliedSignal's Shareholder Rights Proposal is unlawful. For example, at paragraph 45, the district court explained that the nullification and nonredemption provisions were justified by the "anticipated unlawful act by Allied Signal and other shareholders to take away statutory board authority." (Op. at P. 45; see also P. P. 48-54). Thus, meaningful review of the district court's denial of AlliedSignal's request for injunctive relief necessarily requires review of the district court's conclusion that AlliedSignal's Shareholder Rights Proposal is unlawful. See Casey v. Planned Parenthood of Southeastern Pa., 14 F.3d 848, 855-56 (3d Cir. 1994).

          With regard to AMP's two Rule 59(e) motions, no jurisdictional problems are presented because both have been dismissed. The district court dismissed AMP's first motion as moot by Order dated October 21, 1998. (Tab 1.)(FN1) The district court dismissed AMP's second Rule 59(e) motion by Order dated October 22, 1998. (Tab 2.)

          Finally, AlliedSignal's appeal from the district court's October 8 grant of injunctive relief is not moot, because AlliedSignal continues to be enjoined from proceeding with the consent solicitation that was scheduled to begin October 15, 1998.(FN2)

----------
1 Exhibits to this brief are attached in the accompanying Addendum to Appellant's Reply Brief, cited throughout as "Tab __."

2 The fact that AlliedSignal's consent solicitation is still enjoined is the subject of AlliedSignal's emergency motion for a stay, filed with the Court yesterday, October 22.

II. THE DISTRICT COURT ERRED IN ENJOINING THE PENDING ELECTION OF DIRECTORS UNTIL ALLIEDSIGNAL MADE ADDITIONAL DISCLOSURES

     A.   BOTH AMP AND THE DISTRICT COURT IGNORE CONTROLLING FEDERAL
          DISCLOSURE LAW

          AMP attempts to justify the district court's injunction against AlliedSignal's pending consent solicitation as a proper exercise of the court's "discretion in fashioning a remedy to fit the circumstances before it." (AMP Br. at 19.) What both AMP and the district court ignore, however, is that the adequacy of disclosures made in connection with a consent solicitation and the need for different or additional disclosures is governed by federal securities laws and the SEC rules promulgated thereunder. See 15 U.S.C. ss. 78n(a), 17 C.F.R. ss. 240.14a.

          This statutory framework represents a "carefully and explicitly" considered congressional balancing of the costs and benefits of disclosure. Hyde Park Partners, L.P. v. Connolly, 839 F.2d 837, 850 (1st Cir. 1988) (holding Massachusetts takeover statute pre-empted because it required earlier disclosure than required by federal securities laws, and finding that this "second-guesses the balance struck by Congress"); Kennecott Corp.
v. Smith, 637 F.2d 181, 188 (3d. Cir. 1980) (explaining that federal securities laws are "designed to preserve a balance between incumbent management and challenging groups, so that neither has an undue advantage" and holding New Jersey takeover law preempted because it delayed discovery required under federal law).

          Part of this careful balance is the boundary that the federal securities laws draw between when information must be disclosed and when no further disclosure is necessary. That boundary is defined by the test of "materiality" -- the securities laws require disclosure only of "material" information having a substantial likelihood of being important to a reasonable shareholder's vote when considered as part of the "total mix" of information available to shareholders. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). By requiring materiality, the federal securities laws recognize that "[s]ome information is of such dubious significance that insistence on its disclosure may accomplish more harm than good." Id. at 448 (rejecting a low threshold for materiality in part to avoid the "dangers" of "bury[ing] the shareholders in an avalanche of trivial information"); see also Great Western United Corp. v. Kidwell, 577 F.2d 1256, 1280 (5th Cir. 1990) (holding Idaho anti-takeover law preempted because it required more disclosure than did federal securities law), rev'd on grounds of improper venue sub nom. Leroy v. Great Western United Corp., 443 U.S. 173 (1979).

          Courts are not free to ignore this statutory balance in creating equitable remedies. "It is basic to our system of governance that federal courts not 'fashion new remedies that might upset carefully considered legislative programs.'" Baker, Watts & Co. v. Miles & Stockbridge, 876 F.2d 1101, 1106 (4th Cir. 1989) (refusing to create right of contribution in federal securities suits on the basis of federal common law) (quoting Northwest Airlines, Inc. v. Transport Workers Union of America, AFL-CIO, 451 U.S. 77, 97 (1981)).

          Here, the order and opinion ignored this balance. INDEED, NEITHER THE DISTRICT COURT IN ITS OPINION AND ORDER, NOR AMP IN ITS BRIEF, EVEN MENTIONS THE FEDERAL SECURITIES LAWS. Consequently, neither the court nor AMP makes any showing that the disclosures required by the court's injunction were necessary under federal disclosure law. As discussed in AlliedSignal's initial brief, even if AMP or the court attempted such a showing, it would not have succeeded. The court's required disclosures represent the type of "semantic differentiation" that federal securities laws categorically reject. See Kennecott Copper Corp. v. Curtiss-Wright Corp., 584 F.2d 1195, 1199-1200 (2d Cir. 1978) (rejecting district court's distinction between a "detailed study" and "thorough investigation").

     B. AMP'S LENGTHY DISCOURSE ON PENNSYLVANIA COMMON LAW FAILS TO ADDRESS THE DISTRICT COURT'S FUNDAMENTAL MISREADING OF THE PBCL.

          In its Opening Brief, AlliedSignal demonstrated that the district court's injunction was premised on a fundamental misunderstanding of the PBCL. The district court appears to have concluded that the AlliedSignal nominees, if elected, would be unable, as a matter of law, to act without breaching their fiduciary duties to AMP. AlliedSignal demonstrated that there is no such presumption as a matter of law and that, to the contrary, PBCL ss.ss. 2538 and 1728 expressly contemplate situations in which interested directors will act on transactions and then provide the ground rules for those situations. (Op. Br. at 25-29.)(FN3)

----------
3 PBCL ss.ss. 1715(d) and (e) provide further ground-rules for decision-making that involves interested directors by establishing certain presumptions of good faith as to acts relating to an acquisition of control, if a majority of disinterested directors has assented to them.

          AMP simply does not deal with PBCL ss.ss. 2538 and 1728 in the context of the conflict issue. AMP fails even to respond to AlliedSignal's argument that in light of these statutory provisions, a nominee cannot be disqualified from election because he will operate under an inherent conflict. Instead, AMP first denies that the district court reached the sweeping conclusions that its Memorandum Opinion articulates. For example, AMP denies that the district court in fact concluded that the interested AlliedSignal nominees suffered from a disabling conflict of interest, pointing to the district court's finding that "[s]hareholders have the right to elect directors who are aligned with an acquiring corporation," a conclusion that AMP requested the district court to reconsider. (Op. at P. 63, quoted at AMP Br. at 25-26.) AMP further denies that the district court interpreted Section 2538 at all, (AMP Br. at 25, n.18), an assertion directly contradicted by the opinion itself, in which the court misstated that "[u]nder Section 2538, interested directors are prohibited from voting on merger transactions." (Op. at P. 79.)

          No matter how the district court's words are characterized, the district court opinion grudgingly acknowledges the right of shareholders to elect directors who are aligned with an acquiring corporation and then -- improperly we believe -- sends a clear threat to investors about nominees becoming "embroiled" in "protracted litigation" by an "inherent conflict that will necessarily put them at risk of violating Pennsylvania's fiduciary duty standard." (Op. at P.P. 68, 73, 76.)

          AMP's second argument is a protracted discussion of the common law duty of loyalty in Pennsylvania, which concludes by enunciating the "rule in Pennsylvania that directors and other agents and fiduciaries cannot serve two masters at once." (AMP Br. at 22-24.) This second argument contradicts the express provisions of sections 1728 and 2538 of the PBCL which permit a director to "serve two masters at once" so long as the directors comply with the terms of the statutes. Thus, the per se prohibition that AMP seeks is flatly inconsistent with Pennsylvania statutory law, and AMP cannot fashion a common law rule to override these statutory provisions. Second, even the common law of agency allows the agent to "serve two masters" if both masters consent after disclosure of the conflict. There is no serious question that AlliedSignal has adequately disclosed the alleged conflict. The consent statement, as amended, refers explicitly to the nominees' potential "conflict of interest."

          The law in Pennsylvania is clear. Individuals who sit on boards are called upon to make a case-by-case determination as to how they can best discharge their duties with respect to the particular transaction before them in light of the governing statutory provisions. That process includes fact-finding, debate, deliberations and, possibly, obtaining the advice of counsel. That is precisely what the AlliedSignal nominees are prepared to do if elected. And if the shareholders believe, after a director has taken these steps, that an interested director has violated his or her fiduciary duty, they have the rights and remedies provided for under the statute. Nothing in the statute provides for the type of prospective, per se prohibition that AMP advocates here.

     C. THE DISTRICT COURT FAILED, AND INDEED REFUSED, TO CONSIDER THE IRREPARABLE HARM CAUSED BY THE INJUNCTION TO ALLIEDSIGNAL

          The district court failed to consider in its Order, and has continued to fail to consider, the irreparable harm caused by enjoining AlliedSignal from proceeding with the consent solicitation or indeed any of the four factors that must be considered before an injunction is issued. As set forth more fully in the Emergency Motion for a Stay of this Order, filed October 22, a strange series of procedural hearings and conferences have resulted in a situation where: 1) AlliedSignal made the disclosures required by the injunction on October 13 and the court advised AlliedSignal that it could proceed with its consent solicitations; 2) two days later the court reversed itself and required a "compliance hearing" to be held October 21; 3) on October 21, the court decided it did not have jurisdiction over such a hearing; and 4) after the witnesses had left, immediately thereafter decided to have a hearing on November 4 on compliance with the injunction to remain in place until at least that date.

          Thus, untethered to any findings of fact or legal analysis, the injunction is now in limbo, while the district court refuses even to countenance an argument that AlliedSignal is suffering irreparable harm. The district court never considered this harm and, indeed, expressly refused to consider it during the October 21 hearing in which it further extended the duration of the injunction. (10/21/98 Tr., Tab 3, at 24.) (responding to AlliedSignal's assertion of irreparable harm by stating, "I didn't take the appeal, so I have no sympathy for your hurt. I mean, I don't have jurisdiction.")

          The injunction is, in fact, causing AlliedSignal significant and irreparable harm each day it remains in place. The injunction has already delayed AlliedSignal's consent solicitation by more than a week. And, now, after the abrupt postponement of a "compliance hearing" to November 4, there is no end in sight. As the Supreme Court has noted, simple delay itself is "the most potent weapon in a tender-offer fight" and can "seriously impede" or prevent an offer from succeeding. Edgar v. MITE Corp., 457 U.S. 624, 637 n.12 (1982) (plurality opinion) (internal quotation marks and citation omitted); Kennecott Corp. v. Smith, 637 F.2d 181, 189, n.9 (3d Cir. 1980) (noting "delay is inimical to the neutrality and shareholder free-choice protected by the Williams Act" and finding irreparable injury from delay to tender offeror's ability to proceed with its tender offer).

          The delay occasioned by the injunction also causes irreparable harm to the other AMP shareholders.(FN4) Because delay to the consent solicitation is also delay to AlliedSignal's proposed acquisition of AMP, the court's injunction threatens AMP's shareholders with the possibility that they will lose the opportunity to sell their shares to AlliedSignal at a substantial premium to market and threatens AlliedSignal with the possibility that it will lose the unique opportunity to acquire AMP. Both of these harms are irreparable. See, e.g., San Francisco Real Estate Investors v. Real Estate Investment Trust of America, 701 F.2d 1000, 1003 (1st Cir. 1983) (loss of opportunity to obtain control of a corporation is irreparable harm); Kennecott, 637 F.2d at 183-84, 188 (3d Cir. 1980) (granting expedited argument and finding irreparable harm because of threat of delay to a tender offer).

----------
4 AlliedSignal is now AMP's largest single shareholder at 9 percent, a $1 billion investment that was made in reliance on the Court's statements, since disclaimed.

          Finally, the district court's continued injunction of the consent solicitation harms the public interest by preventing a free flow of information to AMP's shareholders. By enjoining the consent solicitation, the district court is preventing AlliedSignal from communicating with AMP shareholders through the distribution of its consent material, while AMP is free to make its case without rebuttal. As this Court held in enjoining enforcement of New Jersey's anti-takeover laws, when the "distribution of information" to shareholders "is delayed," it prevents "the free flow of information from both sides" which allows shareholders to "make an unfettered and knowledgeable choice whether to relinquish their shares." Kennecott, 637 F.2d at 189. What is true in the context of a tender offer is even more true in the context of a consent solicitation to elect corporate directors: unwarranted delay of the distribution of information hurts the public interest in informed shareholder choice and interferes with the operation of the capital markets.

III. THE AMP NONREDEMPTION AND NULLIFICATION PROVISIONS ARE CONTRARY TO PENNSYLVANIA LAW AND SHOULD HAVE BEEN ENJOINED BY THE DISTRICT COURT.

          Although portrayed as such by AMP, this is not a case about whether or not AMP can have a poison pill. Instead, the issues in this appeal are whether a board of directors, once having adopted a pill, has the power to impose terms that make it nonredeemable and nonamendable. That is what AMP has done here and that is why the AMP nonredemption and nullification provisions are unlawful and should have been enjoined.

     A. ALLIEDSIGNAL'S CONSENT SOLICITATION PROPOSALS ARE AUTHORIZED BY THE PBCL, AMP'S ARTICLES OF INCORPORATION, AND AMP'S BYLAWS AND THEREFORE THE DISTRICT COURT'S REASON FOR REFUSING TO ENJOIN THE AMENDMENTS TO THE POISON PILL WAS CONTRARY TO LAW.

          1. AMP CANNOT REFUTE THAT THE NOMINEE ELECTION PROPOSALS ARE LAWFUL; THE DISTRICT COURT'S BASIS FOR REFUSING TO ENJOIN THE AMP NONREDEMPTION PROVISION IS THEREFORE INVALID.

          The district court refused to enjoin the nonredemption provision of AMP's poison pill because it was a response, the court declared, to an "unlawful proposal." According to the court, AlliedSignal's Nominee Election Proposals were nothing more than an "attempt [by] a shareholder to propose a plan of merger." (Op. at P. 50.)

          In its Opening Brief, AlliedSignal explained that its consent solicitation was an effort to elect new directors, authorized by section 2524 of the PBCL, not an attempt to "propose a plan of merger." In fact, even if elected, the nominees would have to consider the merger proposal, and the board as a whole would have to vote to approve it before it was presented for shareholder approval. AMP has made no response to this argument and therefore cannot effectively dispute that AlliedSignal's consent solicitation is lawful and that the basis for the district court's opinion was erroneous.

          2. AMP HAS NOT REFUTED THAT ALLIEDSIGNAL'S SHAREHOLDER RIGHTS PROPOSAL IS EXPRESSLY AUTHORIZED BY PENNSYLVANIA LAW

          The district court refused to enjoin the nullification provision of AMP's poison pill because it found that provision to be justified as an attempt to counter AlliedSignal's "unlawful" Shareholder Rights Proposal. (Op. at P. 45.) In its Opening Brief, AlliedSignal demonstrated that the district court committed a clear error of law by ignoring entirely PBCL ss. 1721(FN5) which expressly authorizes shareholders to transfer powers from the board of directors and vest them in another group of persons through a shareholder-adopted bylaw, as proposed in the Shareholder Rights Proposal.

----------
5 AMP's attempt to excuse the district court's omission by suggesting that the district court "viewed this argument as being too weak to even merit a response" is not helpful to an analysis of this important issue.

          AMP's response does not dispute that, as a general proposition, PBCL ss. 1721 authorizes shareholders to transfer powers of the board by shareholder-adopted bylaw. Instead, AMP argues that PBCL ss. 1721 is ineffective "in this context." (AMP Br. at 31.) AMP's attempt to exempt itself from the plain language of PBCL ss. 1721 is without legal basis. The plain language of PBCL ss. 1721 admits no exceptions, and no other provision of the PBCL purports to create any.

          AMP's core argument is that PBCL ss. 1721 cannot remove "powers specifically invested in the board by statute" and, thus, cannot remove the directors' power over a poison pill authorized by PBCL ss.ss. 1525 and 2513. Other than the bald assertion in its brief, however, AMP offers no support for this limitation for section 1721. In fact, AMP's argument is contrary to the specific language of PBCL ss. 1721, which allows shareholders to transfer "the powers and duties conferred or imposed upon the board of directors by this subpart [referring to the PBCL]" Thus, the plain words of section 1721 reject the notion that powers given to the board by the PBCL are irrevocable.

          Stated in another way, AMP's argument would essentially cut the heart out of section 1721. As the Amended Committee Comment to the section makes clear, the purpose of PBCL ss. 1721 is to allow shareholders maximum flexibility in deciding who exercises the corporate powers, even to the extent of allowing shareholders to do away entirely with a "board of directors," in favor of some alternate form of corporate governance: "The board of directors is the traditional form of corporate governance but this section provides it is not the exclusive form." Under AMP's interpretation, however, every Pennsylvania corporation would have to have a board of directors because every provision of the PBCL that uses the words "board of directors" vests powers exclusively in the board.

          AMP attempts to buttress its argument by resorting to PBCL ss. 2501, which states that the "specific provisions" of PBCL Chapter 25 (PBCL ss.ss. 2501-2588) control over the general provisions of the PBCL. AMP interprets this to mean that PBCL ss. 2513, giving boards power over poison pills, is "unfettered" by any of the general provisions of the PBCL, including PBCL ss. 1721. (AMP Br. at 31.) As discussed in AlliedSignal's Opening Brief, AMP's "unfettered" interpretation ignores the settled rule of statutory construction, codified at 1 Pa. Cons. Stat. Ann. ss. 1933, that a specific statutory provision controls over a general provision only in the event of an irreconcilable conflict between the two.(FN6) Since PBCL ss. 2513 does not purport to give directors exclusive authority over the poison pill, there is no conflict, and certainly no irreconcilable conflict between PBCL ss. 1721 and PBCL ss. 2513.(FN7)

----------
6    Pennsylvania's codified rules of statutory construction provide:
     "Whenever a general provision in a statute SHALL BE IN CONFLICT with a special provision in the same or another statute, the two shall be construed, if possible, so that effect may be given to both. If the conflict between the two provisions is irreconcilable, the special provisions shall prevail and shall be construed as an exception to the general provision . . ." 1 Pa. Cons. Stat. Ann. ss. 1933. (emphasis added.)

7 If the Pennsylvania legislature had wanted to give boards of directors exclusive powers over poison pills, it would have said so directly. The lack of any language in the PBCL suggesting exclusive board powers over poison pills stands in stark contrast to the explicit language in other state statutes. For example, the Georgia BCL speaks of the "the board of directors' authority to determine, in its sole discretion, the terms and conditions of the rights, options, or warrants issuable pursuant to this Code section." Ga. Code Ann. ss. 14-2-624(c) (emphasis added) (discussed in Invacare Corp. v. Healthdyne Technologies, Inc., 968 F. Supp. 1578, 1580 (N.D. Ga. 1997).

          Unable to rebut AlliedSignal's argument on PBCL ss. 2513, AMP has instead chosen to misconstrue it. In the footnote purporting to address the statutory construction of PBCL ss. 2513 and PBCL ss. 1721, AMP ignores the issue of whether the two statutes conflict and instead discusses the irrelevant (and patently obvious) issue of whether the two parties, AlliedSignal and AMP's management, have conflicting views on the best course of management for AMP. (AMP Br. at 31 n.23.)

          Similarly, AMP misconstrues the nature of AlliedSignal's Shareholder Rights Proposal to raise the red herring of "retroactivity." AMP mischaracterizes the Shareholder Rights Proposal as seeking to reach back into the past to "undo the amendments" to AMP's poison pill "once triggered." (AMP Br. at 31.) The Shareholder Rights Proposal does no such thing. As is clear from its terms, if passed by AMP's shareholders, the Proposal simply transfers the AMP board's power to rescind or continue the poison pill, as it exists at the time the proposal is passed, to three shareholder rights agents. This would include the nullification provision, which purports to remove all power over the poison pill from anyone the instant the Shareholder Rights Proposal is passed.(FN8)

----------
8 Obviously, if this Proposal were enacted but there were no further action from this Court, the Proposal would not be particularly meaningful since the AMP nullification provision would still be effect. For this reason, the validity and effect of AMP's nullification provision is also the subject of this appeal.


     B. THE NONREDEMPTION AND NULLIFICATION PROVISIONS ARE ILLEGAL AS BEYOND THE POWER OF A BOARD OF DIRECTORS TO ENACT AND ARE IMPERMISSIBLE ATTEMPTS TO PUNISH SHAREHOLDERS FOR EXERCISING THEIR VOTING RIGHTS.

          1. AMP'S NONREDEMPTION AND NULLIFICATION PROVISIONS ARE ILLEGAL RESTRICTIONS ON A FUTURE BOARD'S POWER AND RESPONSIBILITIES UNDER THE PBCL

          In its Opening Brief, AlliedSignal advanced several independent arguments as to why AMP's nonredemption and nullification provisions are beyond the power of the board to enact. (Op. Br. at 37-38.) AMP fails even to mention AlliedSignal's first argument, that the nonredemption and nullification provisions violate section 1502(18) of the PBCL. That section provides that every corporation "shall" have the power to accept, reject, respond to or take no action with respect to takeover attempts or other fundamental changes, a power that is exercised by the board unless the shareholders delegate it to some other party pursuant to section 1721. This power includes the power to amend the poison pill. See Committee Comment to PBCL ss. 1502. The AMP nonredemption and nullification provisions unlawfully purport to take away these powers from any person, including future boards or any other designees of the shareholders. AMP has no persuasive rebuttal to this argument.

          AMP does discuss AlliedSignal's argument that the nonredemption and nullification provisions violate PBCL ss. 1721, but in no way elucidates the issue. AMP argues that PBCL ss. 1721 is inapplicable to its power to enact the nullification and nonredemption provisions because "no statute [or bylaw] took the power to enact such a plan away from the Board." (AMP Br. at 34-35.) This is incorrect. The statute that prevents any board from unilaterally enacting such provisions is PBCL ss. 1721 itself. PBCL ss. 1721 states that the powers of the board may be taken away only by statute or shareholder-adopted by-law. AMP's nonredemption and nullification provisions violate PBCL ss. 1721 because they purport to take away the power of future boards with respect to the poison pill by unilateral action of the current board of directors.

          In lieu of a meaningful rebuttal to AlliedSignal's arguments, AMP insists that because sections 1525 and 2513 of the PBCL authorize directors to adopt and fix the terms of shareholders rights plans, it follows that this power is necessarily "without limitation." (AMP Br. at 35.)(FN9) It cannot be the law that the power to fix the terms of a rights plan is "without limitations" such that this power can be used to upset the balance of powers established elsewhere in the statute. An example will suffice: suppose that a board of directors fixes the term of a rights plan that, when triggered, causes the dissolution of the company. Under the PBCL, however, an entire subchapter is devoted to the procedures that must be followed in the event of a voluntary dissolution, including a shareholder vote at a meeting called by written notice. See Subchapter F, ss.ss. 1971-1980. If AMP's theory of limitless power to fix the terms of rights plans were correct, the directors could, under the guise of a rights plan, cause a dissolution of the company while ignoring an entire subchapter of the statute.(FN10)

----------
9 AMP repeats its argument that this provision "trumps" other provisions because of PBCL ss. 2501(b). (AMP Br. at 35-36.) This argument is dealt with at page 14 above.

10 AMP also observes that, pursuant to section 1715(c), directors are not required to redeem or modify a rights plan in order to discharge their fiduciary duty. AMP Br. at 37. This provision, however, does not address the allocation of powers among the constituencies of the corporation; nor does it support AMP's position that the directors' power to fix the terms of a shareholders rights plan is "without limitation."

          Finally, AMP argues that the nonredemption and nullification provisions are no different than "lock up" or "no shop" agreements that have been upheld under Pennsylvania law. (AMP Br. at 42-47.) On the contrary, the nonredemption and nullification provisions are fundamentally different because 1) they arise in the context where there has already been a decision by the board of directors of the target corporation to go forward with a change of control transaction, such as a merger agreement, which will be subject to shareholder approval; 2) such provisions are for the benefit of the buyer who has made an offer to purchase and incurred transaction costs so there is valid consideration for the restrictive covenant; and 3) such provisions do not purport to be non-amendable by the parties.(FN11)

----------
11 A no-shop provision is an agreement by a target company not to solicit and/or consider competing bids for (i.e., shop) the company in the period after a merger or sale agreement is signed and prior to the closing of the merger or sale. A lockup usually takes the form of an option granted to the buyer to acquire newly issued stock or certain assets of the target company in the event that the merger fails to close as a result of certain conditions beyond the control of the buyer.

          Because of these differences, the cases AMP relies upon which uphold "no-shop" or "lockup" restrictions are entirely distinguishable from this case. AMP relies most heavily on the Norfolk Southern decision, in which the trial court refused to enjoin the enforcement of a 720-day no-shop provision in the merger agreement between Conrail and CSX. Pursuant to that provision, the Conrail board agreed to take no action on any other bid that might be made during the period after the merger agreement was signed but prior to earlier of the closing date or the expiration date of the merger agreement. See Norfolk Southern Corp. v. Conrail, Inc., CA No. 96-7167, 1997 U.S. Dist. LEXIS 978, at *17 (E.D. Pa. Jan. 9, 1997), aff.
mem., 111 F.3d 127 (3d Cir. 1997). In relying on that decision, AMP misses the key differences that distinguish it from the present situation.

          In Norfolk Southern, the no-shop provision was part of a merger agreement providing for the acquisition by CSX of all of the outstanding shares of Conrail, the 720-day period was related to the need to obtain regulatory and shareholder approval for the merger, and the provision was insisted upon by CSX. The court concluded that when parties enter into a merger agreement, "it is expected that the parties will act in good faith and will not deliberately go out and attempt to shop the contract, if you will, with some other party or to see if they can get a better deal after having entered into a valid contract." Id. at *5. None of these concerns appears here -- AMP is trying to prevent not preserve a merger.

          In addition, there is no consideration for the restriction that would be placed on future boards -- and AMP shareholders -- if the nonredemption and nullification provisions were triggered, depriving them of the opportunity to consider merger or tender offer proposals until the poison pill expires. AMP tries to suggest that its profit improvement plan is a better "deal" for its shareholders, but there is no guarantee that the profit improvement plan will be successful. Moreover, the shareholders are not being given a meaningful opportunity to accept or reject the profit improvement plan.

          Finally, in Norfolk Southern, CONRAIL'S SHAREHOLDERS WERE TO BE GIVEN THE OPPORTUNITY TO VOTE ON THE PROPOSED DEAL. That is ultimately what legitimized the no-shop provision. If the shareholders decided, in the exercise of their franchise, that they agreed with the board's actions in entering into the merger agreement, then the no-shop could be enforced. But the board could not override shareholder will and force them to vote in favor of the merger agreement and, hence, accept the no-shop, as AMP is attempting to do here. When Conrail's board attempted to interfere with the shareholder vote, Judge VanArtsdalen issued a preliminary injunction preventing such action, ruling that a Pennsylvania board of directors may not "effectively disenfranchise[] those shareholders who may be opposed to [a] proposal." Norfolk Southern Corp. v. Conrail, Inc. Civ. Act. No. 96-7167 (E.D. Pa. Dec. 17, 1996). (A 546.)(FN12) Here, the AMP board should not be permitted effectively to disenfranchise those shareholders who may be opposed to the board's proposed restructuring plan.

----------
12 The other cases AMP relies on are also easily distinguishable. In Keyser v. Commonwealth National Financial Corporation, 644 F. Supp. 1130 (M.D. Pa 1986), a breach of fiduciary duty case, the shareholders were given the opportunity to approve the merger agreement. Id. at 1147. Enterra Corp. v. SGS Associates, 600 F. Supp. 678 (E.D. Pa.
     1985), actually supports AlliedSignal's position. In that case, the court considered whether a "standstill agreement" between Enterra's board and SGS, its largest shareholder, that prevented SGS from commencing a tender offer for all of the stock of Enterra was a breach of fiduciary duty by Enterra's board. Although the court in Enterra recognized that the agreement's voting provisions were not at issue, it noted that it would "be inclined to challenge the validity of any provision in a standstill agreement requiring the shareholder to vote with management on any material matter." Id. at 688.


          2. AMP'S NONREDEMPTION AND NULLIFICATION PROVISIONS ARE ILLEGAL RESTRICTIONS ON THE SHAREHOLDER FRANCHISE

          AMP's response to AlliedSignal's argument that the nullification and nonredemption provisions unlawfully interfere with shareholder voting rights is misleading. To begin with, AMP argues that AlliedSignal "misstates the issue" because "[t]he amendments to the shareholder rights plan do not prevent the shareholders from voting for director nominees of their choice." (AMP Br. at 38.)

          This is an exercise in semantics. It is true that the shareholders can still vote under the nonredemption and nullification provisions, but the exercise of that vote would be futile because the provisions would prevent the new directors from doing what they were elected to do. In any event, AMP's reformulation of the "proper" issue for the Court ("whether [AMP's] Board had authority under the [P]BCL to adopt" the nullification and nonredemption provisions) changes nothing. (AMP Br. at 38.) AMP's board has no authority to enact a shareholder rights plan that punishes AMP's shareholders for voting in favor of AlliedSignal's consent solicitations.

          Without any real answer to AlliedSignal's fundamental point on corporate governance, AMP cites to irrelevant distinctions in the authority cited by AlliedSignal. For example, AMP points out that two cases relied upon by AlliedSignal, Reifsnyder v. Pittsburgh Outdoor Adver. Co., 173 A.2d 319 (Pa. 1961) and In re Jones & Laughlin Steel Corp., 412 A.2d 1099 (Pa.
1980), predate some of the significant amendments to the PBCL. AMP offers no argument that the propositions for which AlliedSignal cited those two cases are no longer valid. With regard to one of those propositions, AMP never denies, nor can it, that the right to vote is and remains a shareholder's most fundamental right.

          This right was central to the district court's holding in Norfolk Southern Corp. v. Conrail, Inc., Civ. A. Nos. 96-7167 and 96-7350 (E.D. Pa. Dec. 17, 1996) (A 543-550.) AMP argues, however, that Conrail "has no bearing on the issue" before the court, because the action enjoined by the district court in Conrail was not a nonredemption or a nullification provision, but instead was Conrail's refusal to fix a date for a shareholder meeting. (AMP Br. at 38.) AMP does not discuss the fact that Conrail was so enjoined because, by delaying the shareholder meeting, Conrail was attempting to forestall an unfavorable shareholder vote until such a time as the vote would favor Conrail's merger proposals. Conrail, then, contrary to AMP's statement, clearly bears on the question of whether AMP's board may attempt to frustrate a merger by tying the triggering of an irredeemable poison pill to a shareholder vote in favor of proposals designed to facilitate the merger. Conrail also confirms the importance of the shareholders' right to vote, even after the amendments to the PBCL.

          AMP's attempt to distinguish this Court's decision in IBS Financial Corp. v. Seidman & Assocs., L.L.C., 136 F.3d 940 (3d Cir. 1998) also falls short. AMP notes correctly that the Court in IBS applied New Jersey law and concluded that New Jersey courts would follow a "heightened scrutiny" test in cases where "a board's action [is] primarily motivated by a desire to frustrate shareholder franchise."(FN13) Id. at 949. AMP distinguishes IBS by noting that Pennsylvania has specifically rejected this test, but fails to explain that both Pennsylvania and New Jersey have done so and that they have done so only in the context of an alleged breach of fiduciary duty, not in the context of voting rights. See id. at 949; see also PBCL ss. 1715(d). Furthermore, Pennsylvania law, as the Court in IBS noted about New Jersey law, see 136 F.3d at 949-50, has the same high regard for the shareholders' right to vote, see Reifsnyder, 173 A.2d at 149, and, in this respect, is patterned on Delaware law. See A 1186.

----------
13   The test derives from Blasius v. Atlas Corp., 564 A.2d 651 (Del. Ch.
     1998).

          AMP argues that AlliedSignal's reliance on Carmody v. Toll Brothers, Inc., C.A. No. 15983, 1998 Del. Ch. LEXIS 131 (Del. Ch. July 24,
1998) is misplaced because Carmody applies Delaware law. Delaware law does differ from Pennsylvania law in some regards, but Carmody held that the "dead hand" provision at issue was unlawful, among other reasons, because it "purposefully disenfranchises the company's shareholders without any compelling reason" by rendering the "shareholders powerless to elect a board that is both willing and able to accept the [merger] bid." 1998 Del. Ch. LEXIS 131, *42-43. This particular holding in Carmody was based on the very same Blasius standard adopted and applied in IBS. See id. at *42. The holding is not based on the Delaware take-over standards rejected in Pennsylvania. Thus, Carmody's conclusion on this point is particularly powerful, especially in light of the fact that the nullification and nonredemption provisions are significantly more draconian than a mere "dead hand."

          Finally, AMP criticizes AlliedSignal's distinction of Invacare Corp. v. Healthdyne Technologies, Inc., 968 F. Supp. 1578 (N.D. Ga. 1997). In doing so, however, AMP misstates the statutory basis for the Invacare decision. AlliedSignal pointed out that the Invacare decision was based on Georgia's BCL which, unlike the PBCL, vested power to fix the terms of a poison pill solely in the board of directors. AMP asserted that this distinction was unwarranted because the Georgia statute at issue in that case "is closely analogous to Pennsylvania's statute in its broad grant of authority to a board to fix the terms of a rights plan." (AMP Br. at 40.) In making this argument AMP refers this Court to Ga. Code Ann. ss. 14-2-624(a) and quotes that section in a footnote. (AMP Br. at 40 n.28.) What AMP omits from its brief, however, is the quite different subsection of the Georgia Code on which the court in Invacare based its decision. That subsection, Ga. Code Ann. ss. 14-2-624(c), provides that "[n]othing in Code
Section 14-2-601 shall be deemed to limit the board of directors' authority to determine, in its sole discretion, the terms and conditions of the rights, options, or warrants issuable pursuant to this Code section." Id. at 1580 (emphasis added). It was upon this "sole discretion" provision that the court in Invacare repeatedly relied, not the general statutory provision cited and quoted to the Court by AMP. AMP simply ignores this governing provision of the Georgia statutory scheme, essential to the Invacare ruling and without analog in Pennsylvania law, but nevertheless represents to this Court that "the Georgia statute is closely analogous to Pennsylvania's statute in its broad grant of authority to a board to fix the terms of a rights plan." (AMP Br. at 40.)

     C. EQUITABLE RELIEF IS APPROPRIATE AGAINST THE NONREDEMPTION AND NULLIFICATION PROVISIONS.

          AlliedSignal's Opening Brief demonstrates that the undisputed facts of record establish the prerequisites for injunctive relief against the nonredemption and nullification provisions. AMP's brief offers no response at all to AlliedSignal's showing that the deprivation of shareholder voting rights accomplished by the nonredemption and nullification provisions, in and of itself, constitutes irreparable harm. See International Banknote Co. v. Miller, 713 F. Supp. 612, 623 (S.D.N.Y.
1989) (irreparable harm from "frustrating [shareholders'] attempt to obtain representation on the board"). Moreover, AMP concedes that the nonredemption and nullification provisions could delay AlliedSignal's tender offer for one year, which constitutes irreparable harm to both AlliedSignal and AMP's shareholders. See Kennecott, 637 F.2d at 183-84, 188 (finding irreparable harm because of threat of delay to a tender offer).

                                 CONCLUSION

          AMP shareholders have before them a highly beneficial offer from AlliedSignal. However, unless and until this Court grants the relief requested in this appeal, particularly with respect to the district court's injunction of AlliedSignal's consent solicitation, those shareholders cannot even vote on the steps necessary to allow the shareholders to accept that offer. That is not, and cannot, be the law in Pennsylvania. Accordingly, AlliedSignal respectfully requests that this Court vacate the district court's injunction so that AlliedSignal's consent solicitation can proceed, reverse the district court's orders denying the injunctions sought by AlliedSignal, and reverse the district court's judgment declaring AlliedSignal's Shareholder Rights Plan unlawful.


                                               Respectfully submitted,


                                               /s/ Mary A. McLaughlin
                                               -----------------------------
                                               Mary A. McLaughlin
                                               George G. Gordon
                                               DECHERT PRICE & RHOADS
                                               4000 Bell Atlantic Tower
                                               1717 Arch Street
                                               Philadelphia, PA  19103
                                               (215) 994-4000

                                                         and

                                               Arlin M. Adams
                                               SCHNADER HARRISON
                                                 SEGAL & LEWIS
                                               1600 Market Street, Ste. 3600
                                               Philadelphia, PA 19103
                                               (215) 751-2000
Dated: October 23, 1998                        Attorneys for AlliedSignal and
PMA


                            TABLE OF AUTHORITIES

                                   CASES

Baker, Watts & Co. v. Miles & Stockbridge, 876 F.2d 1101
     (4th Cir. 1989) ......................................................6

Blasius v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1998) .....................21

Carmody v. Toll Brothers, Inc., C.A. No. 15983, 1998 Del. Ch.
     LEXIS 131 (Del. Ch. July 24, 1998) ..............................21, 22

Casey v. Planned Parenthood of Southeastern Pa., 14 F.3d 848
     (3d Cir. 1994) .......................................................4

Confer v. Custom Engineering Co. Employee Health Benefit Plan,
     760 F. Supp. 75 (W.D. Pa.) ..........................................21

Edgar v. MITE Corp., 457 U.S. 624 (1982) .................................10

Enterra Corp. v. SGS Associates, 600 F. Supp. 678
     (E.D. Pa. 1985) .................................................19 n.2

Great Western United Corp. v. Kidwell, 577 F.2d 1256
     (5th Cir. 1990) ......................................................6

Gridley v. Cleveland Pneumatic Co., 127 F.R.D. 102 (M.D. Pa. 1989) .......22

Hyde Park Partners, L.P. v. Connolly, 839 F.2d 837 (1st Cir. 1988) ........5

IBS Financial Corp. v. Seidman & Associates, L.L.C., 136 F.3d 940
     (3d Cir. 1998) ......................................................21

In re Jones & aughlin Steel Corp., 412 A.2d 1099 (Pa. 1980) ..............20

International Banknote Co. v. Miller, 713 F. Supp. 612
     (S.D.N.Y. 1989) .....................................................23

Invacare Corp. v. Healthdyne Technologies, Inc., 968 F. Supp.
     1578 (N.D. Ga. 1997) ........................................14 n.7, 22

Kennecott Copper Corp. v. Curtiss-Wright Corp., 584 F.2d 1195
     (2d Cir. 1978) .......................................................6

Kennecott Corp. v. Smith, 637 F.2d 181
     (3d. Cir. 1980) ..........................................5, 10, 11, 23

Keyser v. Commonwealth National Financial Corporation, 644 F.
     Supp. 1130 (M.D. Pa 1986) ......................................19 n.12

Norfolk Southern Corp. v. Conrail, Inc., CA No. 96-7167, 1997 U.S.
     Dist. LEXIS 978 (E.D. Pa. Jan. 9, 1997) .........................18, 19

Norfolk Southern Corp. v. Conrail, Inc., Civ. A. Nos. 96-7167
     and 96-7350 (E.D. Pa. Dec. 17, 1996) ............................19, 20

Northwest Airlines, Inc. v. Transport Workers Union of America,
     AFL-CIO, 451 U.S. 77, 97 (U.S. 1981) .................................6

Reifsnyder v. Pittsburgh Outdoor Adver. Co., 173 A.2d 319
     (Pa. 1961) ......................................................20, 21

San Francisco Real Estate Investors v. Real Estate Investment
     Trust of America, 701 F.2d 1000 (1st Cir. 1983) .....................10

TSC Industrial, Inc. v. Northway, Inc., 426 U.S. 438 (1976) ...............6

Young v. Murphy, 161 F.R.D. 61 (N.D. Ill. 1995) ..........................21


                          STATUTES AND REGULATIONS

15 U.S.C. ss. 78n(a) ......................................................5

17 C.F.R. ss. 240.14a .....................................................5

Ga. Code Ann. ss.ss. 14-2-624(a), (c) ....................................22

1 Pa. Cons. Stat. Ann. ss. 1933 ..........................................14

PBCL ss. 1502 ........................................................15, 16

PBCL ss. 1525 ........................................................13, 16

PBCL ss. 1715 ............................................7 n.3, 17 n.10, 21

PBCL ss. 1721 ................................................12, 13, 14, 16

PBCL ss. 1728 ..........................................................7, 8

PBCL ss. 1971-1980 .......................................................17

PBCL ss. 2501.....................................................14, 16 n.9

PBCL ss. 2513 ....................................................13, 14, 16

PBCL ss. 2524 ............................................................12

PBCL ss. 2538 ..........................................................7, 8